Figure 1. Cross Section - North Gold Lens

Looking North



GC06-712
292.9m @ 0.96% CuEq
100% Feasibility Pit
GC06-715
304.9m @ 0.83% CuEq
North Gold Lens
Open for Extension
250m

Figure 2. Cross Section – Bountiful Zone

Looking North



100% Feasibility Pit
South Gold Lens
GC06-725
258.7m @ 1.10% CuEq
Open for Extension
Bountiful Zone
Open for Extension
GC06-721
411.8m @ 0.67% CuEq
GC06-731
342.8m @ 0.69% CuEq
Partial Results
Results Pending
250m